UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 29 March 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

GOLD FIELDS AUSTRALIA WINS APPEAL IN NATIVE TITLE PROCEEDINGS

Johannesburg, 29 March 2016: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) is pleased to announce that the Full Court of the Federal Court of Australia today overturned a July 2014 Federal Court decision that the re-grant of certain tenements to Gold Fields Australia's St Ives mine in 2004 by the State was not compliant with the correct processes in the *Native Title Act 1993* (Cth)*.*

As such, the Federal Court has confirmed that St Ives' re-granted tenements are valid for the purpose of the *Native Title Act*, and that whilst St Ives' rights as tenement holder and the Ngadju People's native title rights shall coexist, St Ives' rights shall prevail should there be any inconsistencies.

Gold Fields welcomes this finding, which confirms that it has at all times complied with its legal obligations in respect of its dealings with these tenements. Gold Fields will continue to openly engage with the Ngadju People, and all other community stakeholders in relation to its operations in Australia.

It is not yet clear whether the Ngadju People will seek to appeal this decision.

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar Nagaser@
            goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
            goldfields.co.za

Enquiries

Investors
Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.2 million ounces. It has attributable Mineral Reserves of around 48 million ounces and Mineral Resources of around 108 million ounces. Attributable copper Mineral Reserves total 620 million pounds and Mineral Resources 6,873 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 29 March 2016

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer